Exhibit 99.1

PRESS RELEASE
Brussels, 16 March 2016

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The Notes (as defined below) are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Press Release or any of its contents.

Anheuser-Busch InBev announces

EUR 13.25 billion notes issuance

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) announced today that it has completed the pricing of EUR 13.25 billion aggregate principal amount of notes (the “Notes”). The Notes will be issued on 29 March 2016. The Notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity date	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates	Annually on March 17 of each year with first coupon payable on March 17, 2017	Annually on March 17 of each year with first coupon payable on March 17, 2017	Annually on March 17 of each year with first coupon payable on March 17, 2017	Annually on March 17 of each year with first coupon payable on March 17, 2017	Annually on March 17 of each year with first coupon payable on March 17, 2017	Quarterly on March 17, June 17, September 17 and December 17, commencing June 17, 2016 up to and including the Maturity Date
Interest Rate	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The Notes will be issued by Anheuser-Busch InBev SA/NV and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l, Brandbrew S.A. and Cobrew NV. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

PRESS RELEASE
Brussels, 16 March 2016

The proceeds of the Notes will be applied for the realisation of the strategy of Anheuser-Busch InBev, including to fund a portion of the purchase price for the acquisition of SABMiller plc (the “Acquisition”) and for general corporate purposes. The Notes will be issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 13 January 2016, as supplemented by a first supplemental prospectus dated 22 January 2016 and a second supplemental prospectus dated 15 March 2016. Anheuser-Busch InBev SA/NV is currently rated A- (stable) (Standard and Poor’s) and A2 (negative watch) (Moody’s), with an expected rating for the Notes of A3 (stable) by Moody’s.

The 2020 fixed and floating rate Notes, the 2022 fixed rate Notes and the 2025 fixed rate Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such Notes, together, if appropriate, with interest accrued to, but excluding the special mandatory redemption date if the Acquisition is not completed on or prior to 11 November 2016 (which date is extendable at the option of the Issuer to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Acquisition and that it is no longer pursuing the Acquisition.

The Notes are being offered and sold to investors in certain jurisdictions outside the US to non-US persons pursuant to Regulation S under the US Securities Act of 1933, as amended.

It is expected that the Notes will be listed in due course on the London Stock Exchange.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexican (MEXBOL: ABI) and Johannesburg (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer by volume and one of the world’s top five consumer products companies. The company has a portfolio of well over 200 beer brands and it aims to continue to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s brewing heritage and quality is rooted in brewing traditions of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, Anheuser-Busch InBev realized 43.6 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

Cautionary note regarding forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to Anheuser-Busch InBev’s proposed acquisition of SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to Anheuser-Busch InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F and other reports

PRESS RELEASE
Brussels, 16 March 2016

furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Anheuser-Busch InBev Contacts:

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com

The Notes and the Guarantees (the “Securities”) have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Securities are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Securities in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Dutch and French versions of this press release will be posted on the website.